SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 20, 2004

                           Commission File No. 1-14110

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                         Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 19, 2004 announcing that Alcan has recorded an impairment charge of EUR 45 million in its on-going review of Pechiney assets.

Press Release

                                [PECHINEY LOGO]

                                                         Paris, January 19, 2004

Alcan Continues to review South Africa Project -- Writes down by Euro 45 million.

Alcan Inc. today announced that, following its on-going review of Pechiney assets, an impairment charge of EUR 45 million will be recorded for the costs incurred by the Coega smelter project in South Africa up to September 30, 2003. Project costs incurred subsequent to September 30, 2003 will be charged to income.

This impairment will not affect Alcan's reported earnings and it will be recorded as a charge in Pechiney's 2003 statutory financial statements.

Alcan will continue to review Pechiney's current investments and multi-annual business plans on the basis of assumptions currently used by Alcan. As part of this process, it will evaluate its continuing interest in Aluminium de Grece SA
(AdG), where it has concerns regarding the supply of electrical power to the AdG smelter, as described by AdG in its press release dated 16 January 2004.

No decision has been made on any of Pechiney's current investments. The Company will announce in due course any decision taken in relation to this review.

                                    *******

Pursuant to article 7 of the COB Rule book no. 2002-04, this press release was disclosed to the French Autorite des marches financiers before its release.

                                 *************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     Investor Relations Contacts :                     Press Contacts :
     Charles L. Ranunkel : Tel.: 33 1 56 28 25 07      Chrystele Ivins : Tel.: 33 1 56 28 24 18
                           Fax: 33 1 56 28 33 38       chrystele.ivins@pechiney.com
     PECHINEY
     7, place du Chancelier Adenauer                   Stephan Giraud : Tel.: 33 1 56 28 24 19
     75116 Paris, France                               stephan.giraud@pechiney.com
     E-mail: Pechiney-IR-Team@pechiney.com
     Internet : http://www.pechiney.com

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 20, 2004                      PECHINEY


                                            By:      /s/ OLIVIER MALLET
                                               ---------------------------------
                                            Name: Olivier MALLET
                                            Title:  Chief Financial Officer